UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on October 25, 2024.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on April 27, 2025. All other information in the announcement dated October 25, 2024 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	7,603,260
4. Estimated Amount to be Cancelled		KRW 400,000,018,000
7. Scheduled Date of Cancellation		April 29, 2025

* The above "4. Estimated amount of retirement(KRW)" is the current book value basis. For detailed information on the acquisition of treasury stocks, please refer to the result report of Trust Contract for Acquisition of Treasury Stock.

** The above "7. Scheduled retirement date" may change depending on discussions with related institutions.

*** Legal basis for the cancellation of treasury shares: Article 343-1 of the Korea Commercial Act. The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for the payment of dividends, and as such, there will be no reduction in the paid-in capital of Shinhan Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 28, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer